Exhibit 99.1

COMMERCE ONE ANNOUNCES THIRD QUARTER 2003 FINANCIAL RESULTS

PLEASANTON, CA, October 30, 2003 — Commerce One, Inc (Nasdaq: CMRC), today announced results for its third fiscal quarter, which ended September 30, 2003. These results were in line with guidance previously announced on October 2, 2003. Total revenues for the quarter ended September 30, 2003 were $5.7 million as compared with $26.4 million for the corresponding quarter in 2002 and $8.3 million for the quarter ended June 30, 2003. Software license revenues for the quarter were $0.9 million, compared with $8.5 million for the same period in 2002 and $1.7 million for the second quarter in 2003. Maintenance and service revenues were $4.8 million for the quarter, compared with $17.9 million for the corresponding quarter in 2002 and $6.6 million for the second quarter of 2003.

The net loss attributable to common stockholders for the third fiscal quarter was $24.4 million or $0.77 per share, as compared with a net loss of $36.3 million, or $1.25 per share for the corresponding quarter in 2002, and $6.1 million, or $0.20 per share for the quarter ended June 30, 2003.

As of September 30, 2003, total cash and cash equivalents were approximately $15.1 million of which approximately $11.9 million was unencumbered.

Other Key Financial Information
- During the quarter, the company paid off its fully collateralized $25.0 million loan with Silicon Valley Bank.
- Unencumbered cash as of September 30, 2003 included a $10.0 million equity investment from BayStar Capital LLC closed during the third quarter.
- Cost of license includes an $8.4 million impairment of the intangible asset related to the Company's technology agreement with Covisint, LLC.
- Maintenance revenues for the quarter include approximately $0.9 million in revenues from SAP AG.
- Operating expenses for the quarter include a credit for prepaid rent expense in the amount of approximately $0.9 million which had been overexpensed in the first and second quarters of 2003.
- Other income includes approximately $0.6 million for the gain on sale of a small non-core business to Computer Horizons Corporation on September 8, 2003 and a gain on the proceeds of a note in the amount of approximately $0.3 million, previously written off, related to a prior disposition of one of the Company's services divisions.
- During the quarter, the company incurred restructuring charges of $1.0 million. Cash payments related to current and prior restructuring plans totaled approximately $1.8 million.
- Total license revenue for the quarter includes approximately $0.3 million in license revenue reserve adjustments.
- In addition to the amortization of deferred stock compensation, a one-time charge of $1.0 million was recorded to stock compensation expense due to the company's acceleration of the vesting of certain "out of the money" employee stock options assumed in prior acquisitions.

In order to assist in preserving resources to facilitate the adoption and growth of the Commerce One Conductor composite process management platform, the company has taken cost-cutting measures to reduce headcount and expenses. Commerce One instituted a two-week furlough of certain non-essential employees earlier this month and reduced its workforce by approximately 80 employees. A one-time restructuring cost associated with this reduction will occur in the fourth quarter. Following the early October headcount reductions, the company had approximately 116 employees allocated as follows: Services 27, Sales and Marketing 22, Engineering 50, and General and Administrative 17.

"Commerce One is taking significant steps to not only control costs, but also to maintain support for all of our valued customers," said Commerce One Chairman and CEO Mark Hoffman. "Commerce One has recorded its highest ever customer satisfaction scores during this year. We are committed to maintaining an appropriate balance between controlling costs and working to ensure support for our longstanding base of customers."

In addition, Commerce One is evaluating various avenues for raising additional capital and other strategic alternatives, which may include the possible sale of some or all of the Company's business. Commerce One has retained investment bank Broadview International LLC to assist in exploring the Company's strategic alternatives.

Product and Market News

Based on feedback from current customers who have deployed Commerce One's CPM platform and a pro forma analysis by a research team from IDC, the platform has been shown to cut the cost and time of initial process development and integration efforts by up to 50%. Additionally, the Conductor platform's registry-based approach provides a unique method to centrally and dynamically manage all process changes, offering additional savings of up to 60% in ongoing maintenance and support.

On October 13, Commerce One released Conductor 6.5. This next product generation extends the platform by adding new features and capabilities that significantly increase both the design and development capabilities as well as its performance and scalability. These enhancements are designed to offer:

- Simplified composite process creation and management
- Additional scalability and security
- Wider interoperability with existing systems

For more information on 6.5 and its enhancements, please go to:
http://www.commerceone.com/solutions/conductor_gen.html.

"The composite process management market is continuing to gain importance in the eyes of both customers and technology partners," said Hoffman. "We have created an extremely valuable and timely technology, and it is gaining new interest from customers and industry analysts alike. We are focused on finding the best avenues to bring this technology to customers and to take advantage of the composite process management market."

Detailed financial results for the third quarter are provided in the attached tables and are available on the Company's website at http://www.commerceone.com/investors/.

About Commerce One

From its initial roots in Internet-based software applications to its establishment of the world's largest e-commerce trading network, Commerce One has consistently been at the forefront of delivering advanced technologies that help global businesses collaborate with their partners, customers and suppliers over the Internet. Commerce One has defined many of the open standards and protocols established for business networks today and our global customer base represent leaders in a wide range of industries. The Commerce One Conductor platform and industry specific Process Accelerators represent the next generation of business process management solutions that enable enterprises to optimize their existing technology investments and enhance functionality of existing applications and processes. For more information, go to www.commerceone.com.

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Forward Looking Statements

This press release includes forward-looking statements within the meaning of the securities laws. These forward-looking statements include statements concerning the potential benefits of Commerce One's cost-cutting measures, the Company's ability to support its customers, the capabilities of new versions of the Company's products, the Company's ability to bring these products to market, the importance of the composite process management market, the Company's consideration of avenues to raise capital and the possible sale of portions of the Company's business, and the exploration of strategic alternatives. The words "believe," "expect," "intend," "plan," "project," "will" and similar phrases as they relate to Commerce One are also intended to identify such forward-looking statements. These statements reflect the current views and assumptions of Commerce One, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These factors include, but are not limited to, the following: the delay or failure of customers to purchase Commerce One products or services as expected; the risks associated with the release of new versions of products; the risk that the composite process management market does not develop further or gain further importance; factors impacting the Company's ability to recognize revenue for customer agreements as expected; factors affecting the ability of the Company to realize significant savings from its cost-cutting measures; the inability to collect accounts receivable; constraints imposed by the Company's limited capital; difficulties in raising additional capital; difficulties in locating and closing transactions with potential buyers of some or all of the Company's business; the ongoing recession and depressed market for new technology investments; various external factors, including economic, political and other global conditions; and various other risks including, without limitation, those discussed in Commerce One's filings with the Securities and Exchange Commission, including its quarterly report on Form 10-Q for the quarter ended June 30, 2003. The information provided in this press release is current as of the date of its publication. Commerce One expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

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Contacts
Sujay Jadhav
Commerce One
925-520-4450

Commerce One, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002 (as restated)	2003	2002 (as restated)
Revenues:				
License fees	$ 906	$ 8,498	$ 4,896	$ 24,079
Services	4,816	17,925	22,236	61,936
Total revenues	5,722	26,423	27,132	86,015
Costs and expenses:				
Cost of license fees	8,873	2,251	9,749	156,872
Cost of services	3,561	15,086	18,252	56,563
Sales and marketing	4,012	19,172	17,246	68,254
Product development	5,682	18,038	23,653	62,349
General and administrative	1,799	4,575	7,583	22,673
Restructuring charges	1,019	-	5,608	15,865
Amortization of deferred stock compensation	1,563	1,035	3,394	7,211
Amortization of intangible assets	156	2,851	455	8,989
Total costs and expenses	26,665	63,008	85,940	398,776
Loss from operations	(20,943)	(36,585)	(58,808)	(312,761)
Interest income and other, net	1,467	543	3,537	4,085
Provision for income taxes	36	299	(364)	1,678
Net loss	(19,512)	(36,341)	(54,907)	(310,354)
Deemed dividend due to beneficial conversion feature of preferred stock	4,882	-	4,882	-
Net loss attributable to common stockholders	$ (24,394)	$ (36,341)	$ (59,789)	$ (310,354)
Basic and diluted net loss per share attributable to common stockholders	$ (0.77)	$ (1.25)	$ (1.97)	$ (10.72)
Weighted average shares - basic and diluted	31,730	29,130	30,355	28,947


Commerce One, Inc.
Condensed Consolidated Balance Sheets
(In thousands)


	September 30, 2003		December 31, 2002	
	(unaudited)			
ASSETS				
Current assets:				
Cash and cash equivalents	$	11,923	$	73,753
Short-term investments		--		3,510
Accounts receivable, net		2,566		7,373
Prepaid expenses and other current assets		7,735		4,923
Total current assets		22,224		89,559
Restricted cash, cash equivalents, and short-term investments		3,187		35,630
Property and equipment, net		3,778		9,761
Other intangible assets, net		8,361		18,449
Investments and other assets		7,278		6,023
Total assets	$	44,828	$	159,422
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	3,228	$	3,104
Accrued compensation and related expenses		1,998		8,338
Deferred revenue		13,686		23,546
Other current liabilities		11,619		29,997
Total current liabilities		30,531		64,985
Notes payable		--		25,000
Accrued restructuring charges		1,995		21,947
Redeemable convertible preferred stock, net		9,700		--
Total stockholders' equity		2,602		47,490
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$	44,828	$	159,422